

September 17, 2013

Via E-mail
Mr. Robert J. Palmisano, President and Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002

> **Re: Wright Medical Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 6, 2013**
> **Response Letter Dated September 6, 2013**
> **File No. 1-35823**

Dear Mr. Palmisano:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 63

Note 2 – Summary of Significant Accounting Policies, page 63

Product Liability Claims, Product Liability Insurance Recoveries, and Other Litigation, page 63

1.   We note your response to prior comment 3 in our letter dated August 15, 2013. Please further clarify your policy in which you record "at least the minimum estimated liability

related to those claims where a range of loss has been established," given the requirements of paragraph 450-20-30-1 of the FASB Accounting Standards Codification.

Fair Value of Financial Instruments, page 66

2.   We note your response to prior comment 4. Please disclose your fair value methodology in future filings. Refer to Section 820-10-50 of the FASB Accounting Standards Codification and Rule 4-08(n) of Regulation S-X.

Note 17 – Commitments and Contingencies, page 85

Product liability, page 86

3.   We note your response to prior comment 5. Please provide further explanation as to how your accrual for "probable future litigation for estimated future fractures" meets the definition of an accounting estimate under Section 250-10-20 of the FASB Accounting Standards Codification. Include an explanation of why paragraph 450-20-05-10 of the FASB Accounting Standards Codification does not apply in this situation, given the definition in Section 450-10-20 of the FASB Accounting Standards Codification. As part of your response, tell us the amount of this accrual attributed to probable future litigation for estimated future fractures.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief